September 13, 2007

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 4561

Washington, D.C. 20549-7010

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant
Tamara Tangen, Senior Staff Accountant

Re:	Telos Corporation Current Report on Form 8-K filed on July 13, 2007 Current Report on Form 8-K/A filed on July 27, 2007 File No. 1-08443

Ladies and Gentlemen:

This letter is submitted on behalf of Telos Corporation (“Telos”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 31, 2007 and received by Telos on September 10, 2007 (the “Comment Letter”), concerning the filings listed above. Please note that Telos filed with the SEC on September 10, 2007 a Current Report on Form 8-K in response to the Comment Letter and the Staff’s previous comment letter to Telos dated August 1, 2007.

The responses of Telos to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, Telos has repeated the Staff’s comments before each response.

1.	By letter dated August 3, 2007 we received notification from Goodman & Company of their “termination as independent accountants, as indicated in [your] Form 8-K/A” filed on July 27, 2007. Revise to state whether Goodman & Company was terminated or resigned and state the date on which such termination or resignation took place.

The Current Report on Form 8-K filed by Telos on September 10, 2007 reflects the requested revision.

2.	Amend to provide all disclosures required by Item 304 of Regulation S-K related to Goodman and Company within a single Form 8-K. That is, your amendment should be additive and should not exclude the required disclosures that were previously included in the Form 8-K filed on July 13, 2007. An updated letter from your former accountants indicating their agreement with your revised disclosures should be filed with your amendment.

Division of Corporation Finance

September 13, 2007

The Current Report on Form 8-K filed by Telos on September 10, 2007 reflects the requested revisions and an updated letter from Telos’ former accountants has been filed with this Form 8-K.

3.	Revise your disclosure, originally made in the Form 8-K filed on July 13, 2007, regarding disagreements with your former accountants to specifically refer to the subsequent interim period through the date of the former accountant’s termination or resignation.

The Current Report on Form 8-K filed by Telos on September 10, 2007 reflects the requested revision.

4.	When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304 (a)(2) of Regulation S-K.

Telos plans to file a new Form 8-K when it engages a new accountant.

As requested in the Comment Letter, Telos acknowledges that:

•	Telos is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Telos may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If necessary, you may contact me at (703) 724-3800.

TELOS CORPORATION

By:	/s/ Michele Nakazawa
Michele Nakazawa
Chief Financial Officer